UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
001 – 32417
333–199988–01

Education Realty Trust, Inc.
(Greystar Student Housing Growth and Income Trust as successor by merger to Education Realty Trust, Inc.)
Greystar Student Housing Growth and Income OP, LP
(f/k/a Education Realty Operating Partnership, LP)
 (Exact name of registrant as specified in its charter)

18 Broad Street, Third Floor
Charleston, South Carolina 29401
(843) 579-9400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
4.600% Senior Notes due 2024
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule12g-4(a)(1)	☒
Rule12g-4(a)(2)	☐
Rule12h-3(b)(1)(i)	☒
Rule12h-3(b)(1)(ii)	☐
Rule15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GREYSTAR STUDENT HOUSING GROWTH AND INCOME TRUST
(as successor by merger to Education Realty Trust, Inc.)

Date: October 2, 2018	By:	/s/ A. Joshua Carper
Name: A. Joshua Carper
Title: Vice President

GREYSTAR STUDENT HOUSING GROWTH AND INCOME OP, LP
(f/k/a Education Realty Operating Partnership, LP)

By: Greystar Student Housing Growth and Income OP GP, LLC
(f/k/a Education Realty OP GP, Inc.), its general partner

Date: October 2, 2018	By:	/s/ A. Joshua Carper
Name: A. Joshua Carper
Title: Vice President